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UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-34999

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: UMB Scout Brokerage Services, Inc.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Grand Boulevard
(No. and Street)

Kansas City (City) Missouri (State) 64106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick C. Farrell (816) 860-8777
(Area Code - Telephone No.)

Executive Vice President and Chief Operating Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1010 Grand Boulevard, Suite 400 (Address) Kansas City (City) Missouri (State) 64106-2232 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C. 165

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

TABLE OF CONTENTS

AFFIRMATION

I, Rick C. Farrell, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to UMB Scout Brokerage Services, Inc. (the "Company") for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rick Farrell 2/27/03

Signature Date

S.V.P.

Title

MICHAEL C. MASTERSON
NOTARY - SEAL
STATE OF MISSOURI
JACKSON COUNTY
MY COMMISSION EXPIRES: MARCH 28, 2004

Michael C. Masterson

Notary Public

UMB Scout Brokerage Services, Inc.

(A Wholly Owned Subsidiary of UMB Bank, n.a.)
SEC I.D. No. 8-34999
Financial Statements and Supplemental Schedule for the Year Ended December 31, 2002, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte & Touche LLP
1010 Grand Boulevard
Suite 400
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors of
UMB Scout Brokerage Services, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of UMB Scout Brokerage Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 appearing on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such schedule is the responsibility of the Company's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2003

Deloitte
Touche
Tohmatsu

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
CASH ON DEPOSIT WITH AFFILIATE BANK	$ 644,075
MARKETABLE SECURITIES, At fair value	1,561,798
RECEIVABLE FROM CLEARING BROKER	94,477
PROPERTY AND EQUIPMENT, Net of accumulated depreciation of $486,998	74,903
PREPAID EXPENSES AND OTHER ASSETS	88,354
INCOME TAXES RECEIVABLE FROM UMB Bank, n.a.	134,936
TOTAL	$2,598,543
LIABILITIES AND STOCKHOLDER'S EQUITY	
PAYABLE TO AFFILIATE AND CORRESPONDENT BANKS	$ 75,560
ACCRUED EXPENSES AND OTHER LIABILITIES	487,125
DEFERRED INCOME TAXES	7,710
Total liabilities	570,395
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; 1,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	1,050,000
Retained earnings	878,148
Total stockholder's equity	2,028,148
TOTAL	$2,598,543

See notes to financial statements.

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$2,225,316
Fees and other revenues	4,824,148
Investment income	27,516
Total revenues	7,076,980
EXPENSES:	
Employee compensation and benefits	3,934,508
Commissions	1,597,739
Other operating expenses	1,057,910
Data processing	539,953
Communications	116,881
Occupancy and equipment rental	12,197
Total expenses	7,259,188
LOSS BEFORE INCOME TAXES	(182,208)
BENEFIT FOR INCOME TAXES:	
Current	(44,977)
Deferred	(9,108)
Total income tax benefit	(54,085)
NET LOSS	$ (128,123)

See notes to financial statements.

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2002	$ 100,000	$ 1,050,000	$ 1,006,271	$ 2,156,271
Net loss			(128,123)	(128,123)
BALANCE, DECEMBER 31, 2002	$ 100,000	$ 1,050,000	$ 878,148	$ 2,028,148

See notes to financial statements.

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (128,123)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	73,328
Benefit for deferred income taxes	(9,108)
Changes in:	
Receivable from clearing broker	55,602
Income taxes receivable from UMB Bank, n.a.	(82,029)
Prepaid expenses and other assets	16,321
Payable to affiliate and correspondent banks	(64,843)
Accrued expenses and other liabilities	48,001
Net cash used in operating activities	(90,851)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from maturities of marketable securities	5,810,000
Purchases of marketable securities	(5,612,603)
Purchases of property and equipment	(15,645)
Net cash provided by investing activities	181,752
NET INCREASE IN CASH ON DEPOSIT WITH AFFILIATE BANK	90,901
CASH ON DEPOSIT WITH AFFILIATE BANK, beginning of year	553,174
CASH ON DEPOSIT WITH AFFILIATE BANK, end of year	$ 644,075

See notes to financial statements.

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Description and Operations - UMB Scout Brokerage Services, Inc. (the "Company") is a registered securities broker and dealer and investment adviser. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company is a wholly owned subsidiary of UMB Bank, n.a. ("UMB Bank"), which is a wholly owned subsidiary of UMB Financial Corporation ("UMBFC").

The Company is organized primarily to provide transaction services in a variety of investment securities for the general public. The Company offers brokerage and custodial services to its customers (including affiliate and correspondent banks) through the facilities of National Financial Services Corporation ("NFSC"), another registered securities broker and dealer, and a wholly owned subsidiary of Fidelity Brokerage Services, Inc. The Company's business is reliant upon its relationship with UMBFC and related affiliate and correspondent banks.

The Company introduces all customer activity to NFSC, who clears all of the Company's securities transactions with and for customers on a fully disclosed basis. The Company promptly forwards all funds and securities to NFSC and does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

Cash on Deposit with Affiliate Bank - Cash on deposit with affiliate bank includes cash in transit deposited by the Company's customers that is designated for payment to a third party. The Company records an off-setting account payable and generally makes payment on behalf of the customer the next business day.

Marketable Securities - Marketable securities, which consist primarily of United States government and agency obligations, are carried at fair value based on quoted market prices for those or similar securities, with unrealized gains or losses included in investment income.

Property and Equipment - Property and equipment are recorded at cost less accumulated depreciation and are depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years.

Commissions - Commission revenues and expenses are recorded on a settlement date basis, which is not materially different than trade date.

Fees and Other Revenues - Fees and other revenues are recognized when earned.

Income Taxes - The Company utilizes the liability method of accounting for income taxes, where deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in

the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2002.

The Company files consolidated Federal and state income tax returns with UMBFC and its subsidiaries. Income taxes are computed utilizing the incremental consolidated tax rates. The Company's current income taxes are payable to (receivable from) UMB Bank, n.a. in accordance with a tax sharing agreement.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards - The Financial Accounting Standards Board ("FASB") recently issued Statement No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* Statement No. 147, *Acquisitions of Certain Financial Institutions,* and Statement No. 148 *Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123.* These Statements are effective on various dates through the Company's fiscal year 2003. Implementation of the Statements are not expected to have any material effect on the Company's financial statements.

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 (FIN 45 or the Interpretation), "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*", which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. In addition, the Interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year end. The disclosure requirements are effective for reporting periods ending after December 15, 2002 and have been considered herein. FIN 45 is not expected to have a material effect on the Company's financial statements.

2. RELATED PARTY TRANSACTIONS

UMB Bank provides various support services for the Company including data processing, communications and office occupancy. During the year ended December 31, 2002, the Company was charged approximately $90,000 for such services. These amounts are based on UMB Bank's costs to provide the services, and do not necessarily represent the cost of the services had they been obtained from a third party.

The Company is charged a quarterly management fee by UMBFC for estimated expenses of certain operational and administrative functions. If actual expenses for these functions differ significantly from the estimate, the management fee will be adjusted accordingly. The portion of the management fee related to internal audit is charged to the Company based on a one-year delay. During the year ended December 31, 2002, the Company was charged approximately $81,000 for these functions.

The Company participates in the qualified 401(k) profit sharing plan administered by UMBFC that permits participants to make contributions by salary reduction. The Company made matching or discretionary contributions to this plan approximating $203,900 for the year ended December 31, 2002.

3. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $250,000 or 6 2/3 percent of aggregate indebtedness. As of December 31, 2002, the Company had net capital, as defined, of $1,729,955, which was $1,479,955 in excess of its minimum net capital requirement of $250,000. Also, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15:1. The Company's ratio of aggregate indebtedness to net capital was .33 to 1 as of December 31, 2002.

4. INCOME TAXES

The provision for income taxes differs from the amounts computed by applying the Federal tax rate of 35% to income before income taxes. The reasons for these differences are as follows:

Computed "expected" tax benefit	$ (63,773)
State taxes (benefit), net of federal benefit	(7,485)
Non-deductible expenses	17,173
	$ (54,085)

Deferred income tax liabilities reflect the net tax effects of temporary differences between the carrying amount of property and equipment for financial reporting purposes and the amounts used for income tax purposes.

5. COMMITMENTS AND CONTINGENCIES

The Company's customer accounts are carried by NFSC. All execution and clearing services are also performed by NFSC. The agreement between the Company and NFSC stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of December 31, 2002, is not expected to have a material adverse effect on the Company's financial statements.

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position or results of operations.

* * * * * *

UMB SCOUT BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

TOTAL STOCKHOLDER'S EQUITY	$2,028,148
DEDUCTIONS AND CHARGES:	
Property and equipment	74,903
Prepaid expenses and other assets	88,354
Income taxes receivable from UMB Bank, n.a.	134,936
	298,193
NET CAPITAL	$1,729,955
AGGREGATE INDEBTEDNESS:	
Payable to affiliate and correspondent banks	$ 75,560
Accrued expenses and other liabilities	494,835
	$ 570,395
COMPUTATION OF NET CAPITAL REQUIREMENT -	
Minimum net capital required (the greater of the minimum dollar net capital requirement of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
EXCESS NET CAPITAL	$1,479,955
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.33 to 1

There are no material differences between the above computation of net capital under Rule 15c3-1 and that filed by the Company in Part IIA of its unaudited Form X-17A-5 as of December 31, 2002.

Deloitte & Touche LLP
1010 Grand Boulevard
Suite 400
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

The Stockholder and Board of Directors of
UMB Scout Brokerage Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of UMB Scout Brokerage Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.), for the year ended December 31, 2002 (on which we issued our report dated February 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 24, 2003